
ОАО
ЮЖНАЯ
ТЕЛЕКОММУНИКАЦИОННАЯ
КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"



06014751

82-4721

ул.Карасунская, 66, г.Краснодар,Россия, 3500
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________________
____
БИК ____________________
Кор. счет ____________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 20.06.2006 г. № 10.2-2/08-2631

на № __________ от __________

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States


SEC MAIL
JUN 2 3 2006
WASH. D.C.
185

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities.

Please find 1 page enclosed.

PROCESSED
JUN 3 0 2006
THOMSON
FINANCIAL

Yours faithfully,



A. Litvinov,
Deputy Director General
"Southern Telecommunications Company" PJSC

			subsidiaries/associates	sociates owned by the person	Stock Company and/or its subsidiaries and associates
Alexander Vladimirovich Andreev	0	0	0	0	0

3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company	(signature)	A. A. Litvinov
3.2. Date " 15 " June 20 06	Official seal	

